SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                 DUKE REALTY LIMITED PARTNERSHIP
                        (Name of Issuer)

                    LIMITED PARTNERSHIP UNITS
                 (Title of Class of Securities)

                               N/A
                         (CUSIP Number)

                         EDWARD T. BAUR
                   635 MARYVILLE CENTRE DRIVE
                    ST. LOUIS, MISSOURI 63141
                         (314) 434-3700
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         October 2, 1997
                  (Date of Event Which Requires
                    Filing of this Statement)





                        Page 1 of 5 pages

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CUSIP NO.:  N/A
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(1)  Names of reporting persons .................Lindbergh-Warson
                                                 Properties, Inc.
     S.S. or I.R.S. Identification  Nos. of
     above persons .................................43-0857896
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(2)  Check the appropriate box if a member of a group (a)  x
     (see instructions)                              ------------
                                                      (b)
                                                     ------------
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(3)  SEC use only ..................................
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(4)  Source of Funds (see instructions) ............        OO
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(5)  Check if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)........
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(6)  Citizenship or place of organization ..........   Missouri
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Number of shares beneficially owned by each reporting
person with:
     (7)  Sole voting power .......................       303,048
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     (8)  Shared voting power .....................     1,408,367
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     (9)  Sole dispositive power ..................       303,048
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     (10) Shared dispositive power ................     1,408,367
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     (11) Aggregate amount beneficially owned by each
     reporting person ..............................    1,711,415
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(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions) .............
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(13) Percent of class represented by amount in Row (11)    19.54%
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(14) Type of reporting person (see instructions) ..          CO
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                        Page 2 of 5 pages

ITEM 1(a) SECURITY AND ISSUER

Name of issuer:          Duke Realty Limited Partnership

Address of issuer's principal
executive offices:  8888 Keystone Crossing, Suite 1200
                    Indianapolis, Indiana  46240

Title of class of securities: Limited Partnership Units

ITEM 2    IDENTITY AND BACKGROUND

 (a) Name of person filing:   Lindbergh-Warson Properties, Inc.

 (b) Residence or business address:  635 Maryville Centre Drive, Suite 200
                                     St. Louis, Missouri 63141

 (c) Present principal occupation and name, principal business and address where employment is conducted: Lindbergh-Warson Properties, Inc.
                              635 Maryville Centre Drive, Suite 200
                              St. Louis, Missouri 63141


(d) During the last five years the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person filing this statement was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:   Missouri

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The limited partnership units were acquired as a result of the contribution of assets to the Issuer. The consideration provided was the reporting person's ownership interest in such assets.

ITEM 4    PURPOSE OF TRANSACTION.
On October 2, 1997, entities affiliated with and partially owned by the reporting person contributed certain assets, subject to certain liabilities, to the Issuer. The reporting person received 303,048 limited partnership units in return for the contribution. Maryville Land Partnership, which is 55.0% owned by the reporting person, received 1,408,367 limited partnership units in return for the contribution. The reporting person has no plans or proposals of the types described in the instructions to Item 4 of
Schedule 13D.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

(a)  Amount beneficially owned:    1,711,415

     Percent of class:             19.54%


                        Page 3 of 5 pages

(b)  Number of shares as to which such person has:

       (i)  Sole power to vote or direct the vote:            303,048
      (ii)  Shared power to vote or direct the vote:        1,408,367*
     (iii)  Sole power to dispose or to direct the
            disposition of:                                   303,048
      (iv)  Shared power to dispose or to direct the
            disposition of:                                 1,408,367*
                                                           ----------

*Consists of securities owned by Maryville Land Partnership.

(c) On October 2, 1997, the reporting person acquired a direct and indirect beneficial interest in 1,711,415 limited partnership units as a result of the contribution of assets to the Issuer.

(d) As shareholders of the reporting person, Edward T. Baur, Birch M. Mullins and James D. Eckhoff have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The reporting person is a 51% member in 625 Building L.L.C. The Issuer owns the remaining 49% interest in this LLC. Upon the occurrence of certain events, the Issuer has the option to purchase the reporting person's membership interest in this LLC at a price based on the fair market value of such interest. The reporting person has the right, upon the occurrence of certain events, to sell its 51% interest in this LLC to the Issuer at a price based on the fair market value of the interest. The three shareholders of the reporting person (Edward T. Baur, Birch M. Mullins and James D. Eckhoff) became officers of Duke Realty Investments, Inc., the general partner of the Issuer, as of the date of the contribution of the reporting person's assets to the Issuer. The shareholders of the reporting person also have the right to receive additional units of limited partnership of the Issuer based on the operating performance of certain real property contributed by the shareholders to the Issuer. Other than as noted herein, none of these relationships involve any contracts, arrangements or understandings with respect to the acquisition, ownership, voting or disposition of the securities of the Issuer.
                        Page 4 of 5
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ITEM 7    MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 10, 1997         /s/    Edward T. Baur
                                   -----------------------------
                                   Lindbergh-Warson Properties, Inc.
                                   By:  Edward T. Baur, Chairman




                        Page 5 of 5 pages